300 West 6th Street, Suite 2250 Austin, Texas 78701 +1.512.647.1900

December 7, 2020

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Ibere Pharmaceuticals, a Cayman Islands exempted company (the “Company”), we hereby confidentially submit the Company’s Draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission. The Company is an “emerging growth company” within the meaning of the JOBS Act. Please direct all notices and communications with respect to this confidential submission to each of the following:

Ibere Pharmaceuticals
Attention: Osagie Imasogie
2005 Market Street, Suite 2030
Philadelphia, PA 19103
(267) 765-3222
Email: osagie@phoenixipv.com

With a copy to:

Shearman & Sterling LLP
Attention: Carmelo M. Gordian
300 West 6th Street, Suite 2250
Austin, Texas 78701
(512) 647-1902
Email: carmelo.gordian@shearman.com

Should you have any questions on this submission, please do not hesitate to contact me at (512) 647-1902.

Very truly yours,

/s/ Carmelo M. Gordian

Carmelo M. Gordian, Partner

Cc: Osagie Imasogie, Ibere Pharmaceuticals

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